EXHIBIT 1.01

VIASAT, INC.

CONFLICT MINERALS REPORT

For the Reporting Period

from January 1, 2015 to December 31, 2015

This Conflict Minerals Report (this “Report”) of ViaSat, Inc. for calendar year 2015 has been prepared pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule imposes certain reporting obligations on every registrant having conflict minerals that are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured. Please refer to the Rule, Special Disclosure Report on Form SD (“Form SD”) and the 1934 Act Release No. 34-67716 (August 22, 2012) for definitions of the terms used in this Report, unless otherwise defined herein. This Report does not address any conflict minerals that were “outside the supply chain” prior to January 31, 2013, as any such conflict minerals are exempted under the Rule and Form SD. References in this Report to “ViaSat,” “we,” “us” and “our” mean ViaSat, Inc. and its consolidated subsidiaries.

A. Overview

ViaSat is an innovator in broadband technologies and services, including satellite and wireless networking applications and secure networking systems, products and services. We manufacture or contract to manufacture a variety of advanced end-to-end satellite and other wireless communication systems and ground networking equipment and products. We have determined that the Rule applies to our business because necessary conflict minerals are contained in our products.

Therefore, in accordance with the Rule and Form SD, we have conducted, in good faith, a reasonable country of origin inquiry (“RCOI”) with our suppliers that was reasonably designed to determine whether any conflict minerals in our products originated in the Democratic Republic of Congo (“DRC”) or an adjoining country (collectively, “Covered Countries”) or are from recycled or scrap sources. Based on our RCOI, we had reason to believe that, in calendar year 2015, necessary conflict minerals contained in our products may have originated in the Covered Countries, and had reason to believe that such necessary conflict minerals may not be from recycled or scrap sources. Therefore, given the possibility that necessary conflict minerals in our products may have originated from Covered Countries and may not be from recycled or scrap sources, we have conducted due diligence on the source and chain of custody of those conflict minerals.

B. Design of Conflict Minerals Program

We designed our conflict minerals program to conform in all material respects with the internationally recognized due diligence framework developed by The Organisation for Economic Co-operation and Development (“OECD”). See OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Second Edition, OECD Publishing, available at http://www.oecd.org/corporate/mne/GuidanceEdition2.pdf and the related Supplements for gold, tin, tantalum and tungsten (collectively, the “OECD Guidance”).

Our conflict minerals program has been designed to address each of the five steps in the OECD Guidance due diligence framework as they relate to our position as a “downstream” purchaser in the conflict minerals supply chain, namely:

•	establish strong company management systems regarding conflict minerals;

•	identify and assess risks in our supply chain;

•	design and implement a strategy to respond to identified risks in our supply chain;

•	utilize independent third-party audits of smelters and refiners; and

•	report publicly on our supply chain due diligence.

Because we are a downstream supplier, we are many steps removed from the mining of conflict minerals. The components and materials contained in our products are supplied by a large number of suppliers, through multiple tiers of distribution. Once minerals are in the supply chain, determining the smelter or the origin of minerals is a challenging process, and we are realistic about the limitations on what we can identify and control.

Consistent with these limitations, the OECD Guidance acknowledges that the requirements for compliance should reflect a company’s position in the supply chain. In particular, the OECD Guidance states that the implementation of due diligence should be tailored to a company’s activities and relationships and that the nature and extent of due diligence may vary based on a company’s size, products, relationships with suppliers and other factors. Due to practical difficulties associated with supply chain complexities, the OECD Guidance advises that downstream companies exercise due diligence primarily by establishing controls over their immediate suppliers. The Electronic Industry Citizenship Coalition and The Global e-Sustainability Initiative (the “EICC/GeSI”) Conflict-Free Sourcing Initiative guidance on implementing the OECD Guidance further recommends that, in conducting due diligence, downstream companies identify relevant or highest priority “tier-1” (direct) suppliers and focus their due diligence efforts on those priority suppliers first. Suggested factors for prioritizing tier-1 suppliers include annual spend.

Company Management Systems

We have established an internal conflict minerals program to manage risks in our supply chain through policies and procedures that are designed to help us understand whether the minerals in our products contribute to the ongoing conflict in the DRC. As part of our program, we have established and maintain company management systems that involve multiple levels of our organization.

ViaSat’s Statement on Conflict Minerals (which is publicly available on our website at www.viasat.com/about/policies-certifications/statement-conflict-minerals) reflects our commitment to respect human rights through our responsible sourcing practices, as well as our commitment to avoid practices that may contribute to human rights abuses.

Our conflict minerals steering committee oversees the design and execution of our conflict minerals program. Members of our steering committee include senior executives from our finance, legal, operations and engineering departments. The steering committee’s responsibilities include reviewing and approving our Statement on Conflict Minerals, the design of our conflict minerals program and the results of our RCOI and due diligence measures. Our steering committee meets as required throughout each calendar year to review and discuss our conflict minerals program, and is briefed as to the status and findings of the supply chain due diligence we conduct each year.

Our conflict minerals program is managed by a cross-functional compliance team, comprised of representatives from our contracts, supply chain, engineering, quality, finance and legal groups. This compliance team reports directly to our conflict minerals steering committee.

In addition to the company management systems described above, we have also implemented the following company management controls:

•	we provide our Statement on Conflict Minerals to all of our “tier-1” (direct) suppliers that supply relevant components and materials to us (referred to in this Report as our “Tier-1 Suppliers”) and communicate to them our expectations as to our supply chain and the responsible sourcing of conflict minerals;

•	we have adopted internal procedures with respect to conflict minerals into our quality management system (QMS);

•	we have established and maintain a central repository of information to facilitate analysis and identification of supplier responses received from our supply chain due diligence; and

•	we have incorporated provisions on conflict minerals as part of our standard terms and conditions for purchase orders.

We also support the establishment of industry forums to share and communicate information and develop policies on conflict minerals. In 2014, we became a member of the Conflict-Free Sourcing Initiative (“CFSI”), an organization committed to the responsible sourcing of conflict minerals.

Identification and Assessment of Supply Chain Risk

We have developed and implemented a risk management plan to identify and assess risks in our supply chain. To identify and assess these risks, we identify all of our Tier-1 Suppliers and conduct an annual supply chain survey of our Tier-1 Suppliers using the EICC/GeSI Conflict Minerals Reporting Template (the “EICC/GeSI Form”). We have elected to use the EICC/GeSI Form to elicit supply chain information from our suppliers because (1) it provides information critical to our due diligence efforts, and (2) it is a commonly used tool across many industries, thus easing the burden on our suppliers.

To maximize the effectiveness of our due diligence measures, we concentrate our due diligence efforts primarily on those Tier-1 Suppliers representing a substantial majority of our total annual expenditure on relevant components and materials (referred to in this Report as our “Priority Suppliers”).

In reviewing the diligence data we receive (whether from completed EICC/GeSI Forms, responses to our inquiries or otherwise), we apply evaluation processes to assess the reasonableness of the data and to check for the presence of “red flags.” We consider red flags to be obvious indications or circumstances that indicate the supplier disclosure may be inaccurate or improper and thus, may not be reliable. Factors we take into account in identifying and assessing supplier risk include:

•	the failure of a supplier to respond to our inquiries;

•	statements by a supplier that no conflict minerals are used in its products;

•	inadequacies and inconsistencies in, or incompleteness of, a supplier’s responses;

•	suppliers that indicate conflict minerals in their products may be sourced from Covered Countries; and

•	a supplier’s lack of sophistication, including unfamiliarity with the Rule.

Designing and Implementing a Strategy to Respond to Risk

We have developed processes to assess and respond to the risks identified in our supply chain. Our cross-functional compliance team manages the due diligence of our supply chain, and monitors, tracks and evaluates supplier responses to our due diligence efforts. Members of our cross-functional compliance team meet periodically to review the status and results of our due diligence measures and to discuss any actual or potential risks and red flags identified during diligence. Members of our cross-functional compliance team also monitor and track the measures we take to mitigate risks, and reports on risk management to our steering committee.

Independent Third-Party Audits of Smelters and Refiners

We do not have direct relationships with any smelters or refiners and accordingly do not directly audit any smelters or refiners in our supply chain. Instead, we rely on the third-party audits of smelters and refiners conducted as part of the EICC/GeSI Conflict-Free Smelter Program. The EICC/GeSI Conflict-Free Smelter Program uses independent private sector auditors to audit the source, including the mines of origin, and the chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the program. The smelters and refiners that are found by the EICC/GeSI Conflict-Free Smelter Program to be “compliant” are those for which the independent auditor has verified that the smelter and/or refiner does not process conflict minerals that have originated from mines in the Covered Countries that directly or indirectly financed or benefited armed groups.

Public Reporting on our Supply Chain Due Diligence

We publish our Form SDs and Conflict Mineral Reports (including this Report) in the Financial Information section of our website at investors.viasat.com under the heading “SEC Filings,” and our Statement on Conflict Minerals is publicly available on our website at www.viasat.com/about/policies-certifications/statement-conflict-minerals. Information found on or accessed through ViaSat’s website is not considered part of this Report and is not incorporated by reference herein. We also publicly file our Form SDs (which include our Conflict Mineral Reports) with the Securities and Exchange Commission.

C. Due Diligence Measures Performed

Set forth below is a description of the measures we performed to exercise due diligence on the source and chain of custody of the necessary conflict minerals contained in our products for calendar year 2015.

To determine whether necessary conflict minerals in our products in calendar year 2015 originated in Covered Countries, we assembled a comprehensive list of suppliers that provide goods and services directly to us. From this list, we identified close to 800 Tier-1 Suppliers. We contacted each of these Tier-1 Suppliers individually, provided them with a link to our Statement on Conflict Minerals and a copy of the EICC/GeSI Form, and requested the return of the completed EICC/GeSI Form to us. Follow-up requests were sent to all Tier-1 Suppliers who did not respond. To maximize the effectiveness of our due diligence measures, we concentrate our due diligence efforts primarily on Priority Suppliers. We used our manufacturing data system to identify Priority Suppliers, and took additional measures to maximize the response rate from Priority Suppliers. We received responses from a majority of our Tier-1 Suppliers and nearly all of our Priority Suppliers.

We electronically aggregated and reviewed the data from all of the responses we received from our Tier-1 Suppliers. We applied our evaluation processes to data received to assess the reasonableness of the data and to check for the presence of “red flags.” Where red flags were identified, we undertook further analysis of the information provided on the EICC/GeSI Form in order to assess any actual or potential risks to our supply chain and develop a recommended course of action. Where supplier responses indicated a need to conduct further due diligence, we conducted additional analysis or requested more detailed information, as appropriate. Members of our cross-functional compliance team met periodically to review the results from our due diligence efforts for calendar year 2015, and presented its findings to our steering committee.

D. Product Description

Products Containing Necessary Conflict Minerals

We have determined that substantially all of the products we manufacture or contract to manufacture contain conflict minerals necessary to the functionality or production of such products.

Facilities Used to Process, and Country of Origin of, the Necessary Conflict Minerals in our Products

As discussed above, we are a downstream supplier, many steps removed from the mining of conflict minerals, and accordingly rely on the information provided to us by our Tier-1 Suppliers (who are themselves generally multiple tiers downstream) to determine the country of origin of, or the facilities (i.e., the smelter or refinery) used to process, the conflict minerals contained in our products in calendar year 2015.

The majority of Tier-1 Suppliers who responded to our due diligence requests did not include a list of smelters in their response. With respect to the few Tier 1 Suppliers that provided smelter lists, the information generally was provided at a company level that did not enable us to correlate with any reasonable assurance the smelter list provided with the components and parts supplied to us, and/or the information was determined to be unreliable during our due diligence evaluation and review. Accordingly, based on our due diligence effort, we were unable to determine with any reasonable assurance the country of origin of, or the facilities used to process, the conflict minerals contained in our products in calendar year 2015.

Efforts to Determine Mine or Location of Origin

We have determined that our due diligence efforts, including requesting our Tier-1 Suppliers to complete the EICC/GeSI Form, represent our reasonable best efforts to determine the mines or locations of origin of the conflict minerals in our supply chain.

E. Future Steps to Mitigate Risk

Our conflict minerals program is aimed at the continuous improvement of our understanding of our supply chain and risk reduction over time. We intend to continue to take steps to improve our due diligence processes and to minimize the risk that our necessary conflict minerals benefit armed groups. Due diligence is an ongoing, proactive and reactive process, and we are continuing to work with our suppliers to identify and prevent or mitigate risks of adverse impacts associated with conflict minerals.

The primary risks we identified in calendar year 2015 related to inconsistencies or inadequacies in, or the incompleteness of, suppliers’ responses to the EICC/GeSI Forms, the inability of our suppliers to confirm whether or not minerals used in their parts and components were sourced from Covered Countries, and the associated difficulties in identifying the smelters and refiners in our supply chain. With respect to necessary conflict minerals contained in our products with respect to calendar year 2016, we expect to continue to engage with our suppliers to clearly communicate our expectations with regard to conflict minerals sourcing and to educate them on the importance of conflict mineral supply chain diligence. In particular, we continue to encourage our suppliers to work with their own immediate suppliers to improve the transparency, accuracy, validity¸ reliability and completeness of conflict mineral sourcing information (particularly with regard to information provided regarding smelters and refiners used to process conflict minerals), and to minimize the risk that our necessary conflict minerals benefit armed groups in the Covered Countries. In addition, we may consider automated solutions to help us analyze conflict minerals information received from our suppliers more efficiently. We also intend to continue to encourage suppliers to source conflict minerals from smelters or refiners that have been identified as “compliant” by the EICC/GeSI Conflict-Free Smelter Program.

Certain of the matters discussed in this Report, including in particular, future steps to mitigate risks that the conflict minerals contained in our products could benefit armed groups in the Covered Countries, include forward-looking statements. Readers of this document are cautioned that our forward-looking statements are not guarantees of our future actions, which may differ materially from the expectations expressed in the forward-looking statements. We disclaim any obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise, except as required by applicable law.